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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67371

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Square Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 22nd Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harriet Britt, 415-501-8090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

50 West San Fernando Road, Suite 600	San Jose	CA	94583
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harriet Britt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Square Advisors, LLC, as of February 28, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Administrative Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2020, by
(1) Harriet Jayne Britt
(and (2) ________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

OLGA PATRICIA RAMIREZ
Notary Public California
Contra Costa County
Commission # 2152556
My Comm. Expires May 9, 2020

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audited Report Form X-17A-5 Part III **Document Date:** 2/28/2020
Number of Pages: 2 **Signer(s) Other Than Named Above:** N/A

TABLE OF CONTENTS

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Union Square Advisors LLC
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Union Square Advisors LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Union Square Advisors LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note 1 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update No. 2016-02 ("ASU 2016-02"), *Leases ("Topic 842")*. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Armanino LLP

Armanino LLP
San Jose, California

We have served as the Company's auditor since 2007.

February 28, 2020

UNION SQUARE ADVISORS LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Assets	
Cash and cash equivalents	$ 670,143
Accounts receivable, net	3,476,632
Employee advance receivables	22,184
Prepaid expenses	211,801
Restricted cash	745,833
Property and equipment, net	112,269
Right-of-use lease asset	1,797,888
Intangibles, net	1,400
Total assets	$ 7,038,150

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 459,685
Lease liability	1,880,107
Total liabilities	2,339,792
Member's equity	4,698,358
Total liabilities and member's equity	$ 7,038,150

The accompanying notes are an integral part of these financial statements.

UNION SQUARE ADVISORS LLC
Statement of Operations
For the Year Ended December 31, 2019

Revenue	
Transaction and advisory fees	$ 11,028,750
Engagement fees	959,375
Other income	150,516
Total revenue	12,138,641
Expenses	
Compensation and benefits	10,636,443
Occupancy and related	1,641,781
Research service fees	1,232,010
Travel and entertainment	567,645
Professional fees	808,158
Advertising and promotion	326,180
Depreciation and amortization	76,733
Other operating expenses	666,990
Total expenses	15,955,940
Net loss	$ (3,817,299)

The accompanying notes are an integral part of these financial statements.

UNION SQUARE ADVISORS LLC
Statement of Member's Equity
For the Year Ended December 31, 2019

Member's equity at December 31, 2018	$ 3,615,657
Member contributions	4,900,000
Net loss	(3,817,299)
Member's equity at December 31, 2019	$ 4,698,358

The accompanying notes are an integral part of these financial statements.

UNION SQUARE ADVISORS LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities	
Net loss	$ (3,817,299)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	76,733
Changes in operating assets and liabilities	
Accounts receivable, net	(3,147,490)
Employee advance receivables	(18,845)
Related party receivables	421,111
Prepaid expenses	12,245
Right-of-use asset	(1,797,888)
Accounts payable and accrued expenses	56,221
Lease liability	1,771,888
Net cash used in operating activities	(6,443,324)
Cash flows from investing activities	
Purchase of property and equipment	(11,082)
Redemption of certificate of deposit	200,861
Net cash provided by investing activities	189,779
Cash flows from financing activities	
Member contributions	4,900,000
Net cash provided by financing activities	4,900,000
Change in cash, cash equivalents and restricted cash	(1,353,545)
Cash, cash equivalents and restricted cash at beginning of year	2,769,521
Cash, cash equivalents and restricted cash at end of year	$ 1,415,976

Cash, cash equivalents, and restricted cash consisted of the following:	
Cash and cash equivalents	$ 670,143
Restricted cash	745,833
	$ 1,415,976

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Accounting Policies

Nature of business

Union Square Advisors LLC (the "Company") was formed as a Delaware limited liability company on June 15, 2006 originally as Seacliff Group, LLC and subsequently changed its name to Union Square Advisors LLC. The Company is approved by FINRA as a broker-dealer in California where it is headquartered and New York, where it maintains an office. It is also approved as a broker-dealer in the following states and jurisdictions: California, Colorado, Connecticut, the District of Columbia, Florida, Illinois, Maryland, Massachusetts, New York, North Carolina, Pennsylvania, Texas, Utah, Virginia, and Washington.

The Company provides customized strategic mergers and acquisitions and private placement advice to technology growth companies.

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such deposits may be in excess of federally insured limits.

Restricted cash

Restricted cash represents certificates of deposit held for the Company's letters of credit on its New York and San Francisco lease agreements.

Accounts receivable

Accounts receivable consist of client engagement fees receivable and client reimbursables. Client reimbursables consist of out-of-pocket client expenses. The Company uses the allowance method to account for uncollectible accounts. Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established an allowance for doubtful accounts at a level considered to be adequate to cover anticipated credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted. Bad debt recoveries are included in income as realized. The allowance for doubtful accounts was $12,610 at December 31, 2019.

1. Nature of Business and Summary of Accounting Policies (continued)

Revenue recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transactions price").

In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Transaction and advisory fees, including commissions related to private placements of securities, can be both fixed and variable and are generally recognized at the point in time that performance under the arrangement is completed, or the closing date of the transaction. Engagement fees are typically fixed and recorded at the point in time the fee is billed as that is when the performance obligations have been satisfied.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, fixtures, equipment, computer hardware, and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

1. Nature of Business and Summary of Accounting Policies (continued)

Intangible assets

Intangible assets, which consist of domain names, are stated at cost and amortized over their estimated useful lives of 15 years using the straight-line method.

Long-lived assets

The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. No impairments have been recognized as of December 31, 2019.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum California state franchise tax, New York state unincorporated business tax, and the LLC gross receipts fees are reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2019, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Advertising and Promotion costs

The Company expenses advertising costs as incurred.

1. Nature of Business and Summary of Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"). The primary objective of ASU 2016-02 is to increase transparency and comparability by recognizing lease assets and liabilities on the balance sheet and to expand related disclosures. ASU 2016-02 requires a "right-of-use" asset and a payment obligation liability on the balance sheet for most leases and subleases with original terms longer than 12 months. ASU 2016-02 was effective beginning January 1, 2019 and the Company implemented accordingly. The Company identified the affected population of its leases and did not identify a cumulative-effect adjustment to be made to the opening balance of Member's Equity at January 1, 2019.

2. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of the aggregated indebtedness (as defined) to net capital shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2019, the Company has net capital of $128,239, which was $92,112 in excess of its required net capital of $36,127. Assets totaling $4,570,119 were excluded from the calculation of the Company's net capital as they were classified as non-allowable assets. The Company's ratio of aggregate indebtedness to net capital is 423% or 4.23 to 1 as of December 31, 2019.

3. Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the U.S. Securities and Exchange Commission Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

4. Property and Equipment

Property and equipment consists of the following at December 31, 2019:

Computers and equipment	$ 440,679
Furniture and fixtures	234,065
Software	31,129
Leasehold improvements	640,715
	1,346,588
Less accumulated depreciation and amortization	(1,234,319)
	$ 112,269

Depreciation and amortization expense for the year ended December 31, 2019 totaled $76,267.

5. Intangible Assets

Intangible assets consist of the following at December 31, 2019:

Registered domain name	$7,000
Less accumulated amortization	(5,600)
	$1,400

Amortization expense for the year ended December 31, 2019 totaled $466.

6. Commitments and Contingencies

Leases

The Company leases office space in San Francisco and New York under non-cancelable operating leases, which expire on June 30, 2021. Additionally, the Company leases certain office equipment under non-cancelable operating leases that expire at various dates through January 2022. Amounts reported in the statement of financial condition as of December 31, 2019 related to the operating leases include a right-of-use lease asset of $1,797,888 and a lease liability of $1,880,107. Lease costs for the year-ended December 31, 2019 includes operating lease expense totaling $1,363,811.

6. Commitments and Contingencies (continued)

Leases (continued)

Future minimum payments under non-cancelable operating leases are as follows:

Year Ending December 31:	
2020	$1,378,418
2021	702,015
2022	1,005
	$2,081,438

Letters of credit

At December 31, 2019, the Company has letters of credit in the favor of its New York and San Francisco office landlords. The New York office letter of credit is in the amount of $323,703 and expires August 30, 2021. The San Francisco office letter of credit is in the amount of $400,000 and expires August 31, 2021.

7. Employee Benefit Plan

The Company has a profit sharing/401(k) plan for the benefit of its employees. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company may make a discretionary contribution; the Company did not make a contribution to the plan during the year ended December 31, 2019.

8. Concentrations

The Company derives a substantial amount of its revenue from companies in the technology sector. Accordingly, its revenue base and recoverability of its receivables depend to some degree on the economic prosperity of companies within this industry.

In 2019, the Company derived a substantial portion of its revenue from five major customers. Major customers, defined as those customers providing 10% or more of revenue, accounted for approximately 90% of total revenue for the year ended December 31, 2019.

9. Subsequent events

The Company has evaluated subsequent events through February 28, 2020, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

SUPLEMENTAL INFORMATION

UNION SQUARE ADVISORS LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

Computation of net capital		
Member's equity at December 31, 2019		$ 4,698,358
Non-allowable assets		(4,570,119)
Net capital		$ 128,239
Aggregate indebtedness		$ 541,904
Computation of net capital requirement		
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 36,127
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 36,127
Excess net capital (net capital, less net capital requirement)		$ 92,112
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 74,049
Aggregate indebtedness to net capital		422.57%

There are no material differences between the amounts presented above and the amounts as reported on the Company's unaudited FOCUS Report as of December 31, 2019.

UNION SQUARE ADVISORS LLC

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2019

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

REPORT ON EXEMPTION UNDER SEC RULE 15c3-3

Union Square Advisors LLC

FOR THE YEAR ENDING DECEMBER 31, 2019

SEA 15c3-3 Exemption Report

I, Harriet Britt, Chief Compliance Officer and Chief Administrative Officer of Union Square Advisors (the "Company") do hereby represent the following:

1. The Company claims the k(2)(I) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) from
3. January 1, 2019 through the remainder of the fiscal year ending December 31, 2019 without exception; and
4. There were no exceptions during the period of January 1, 2019 through December 31, 2019 in meeting the identified exemption provisions of k(2)(i) in SEA §240.15c3-3.

Respectfully Submitted,

Harriet Britt
Chief Compliance Officer
Chief Administrative Officer
Union Square Advisors LLC

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE REPORT ON EXEMPTION FROM SEC RULE 15c3-3 OF UNION SQUARE ADVISORS LLC FOR THE YEAR ENDED DECEMBER 31, 2019

To the Member of
Union Square Advisors LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Union Square Advisors LLC Report on Exemption From SEC Rule 15c3-3 for the year ended December 31, 2019, in which (1) Union Square Advisors LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based upon our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Armanino LLP

Armanino[LLP]
San Jose, California

February 28, 2020

MOORE

An independent firm associated with Moore Global Network Limited

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (Form SIPC-7)

To the Member of
Union Square Advisors LLC
San Francisco, California

We have performed the procedures included in Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Union Square Advisors LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Accord Capital Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement recording entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino[LLP]
San Jose, California

February 28, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2746*****************MIXED AADC 220
67371 FINRA DEC
UNION SQUARE ADVISORS LLC
600 MONTGOMERY ST 22ND FL
SAN FRANCISCO, CA 94111-2702

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 18,006
B.	Less payment made with SIPC-6 filed (exclude interest) 8/5/19 Date Paid	(12,715)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	5,291
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 5,291

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 5,291

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Union Square Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6 day of February, 2020.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2019 and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,154,476
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
client expense reimbursements	150,516
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	150,516
2d. SIPC Net Operating Revenues	$ 12,003,960
2e. General Assessment @ .0015	$ 18,006
	(to page 1, line 2.A.)